March 04, 2008

PHILIPS ANNOUNCES FILING OF REGISTRATION STATEMENT FOR BENCHMARK USD NOTES ISSUANCE

Amsterdam, The Netherlands – Royal Philips Electronics (NYSE:PHG, AEX:PHI) today announced that it has filed a registration statement with the U.S. Securities and Exchange Commission in connection with its intention to launch a USD benchmark issue (“the Notes“) to refinance the EUR 1.7 billion worth of Philips notes that mature during the course of 2008 and for general corporate purposes. Certain variables of this intended issuance such as total size and maturity of the notes are still to be determined.

The notes to be issued are expected to be rated A3 stable outlook by Moody’s and A- stable outlook by Standard & Poor’s, which are the ratings of Philips’ existing long-term debt.

For more information, please contact:
Arent Jan Hesselink
Philips Corporate Communications
Tel: +31 20 59 77415
Email: arentjan.hesselink@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a global leader in healthcare, lighting and consumer lifestyle, delivering people-centric, innovative products, services and solutions through the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 123,800 employees in more than 60 countries worldwide. With sales of EUR 27 billion in 2007, the company is a market leader in medical diagnostic imaging and patient monitoring systems, energy efficient lighting solutions, as well as lifestyle solutions for personal wellbeing. News from Philips is located at www.philips.com/newscenter.

Securities Ratings: The securities ratings referred to above in this release are not a recommendation to buy, sell or hold securities and the ratings are subject to revision or withdrawal at anytime by the assigning rating agencies. Each rating should be evaluated independently of any other rating.

This release does not constitute an offer of any securities for sale. Any offer or sale of securities shall only be made in accordance with the requirements of the US Securities Act of 1933.
Any offer and sale of any securities outside the United States will be made in accordance with local laws and regulations. In addition, any offer of securities in the member states of the European Economic Area shall be made to qualified investors only within the meaning of article 3 of Directive 2003/71/EC (the Prospectus Directive).

When available, a copy of the written prospectus is available from J.P. Morgan Securities Inc, 270 Park Avenue New York, NY 10017, Attn: Nicholas Balzano (+212-834-4533), or Citigroup Global Markets, 33 Canada Square Canary Wharf London E14 5LB, Attn: Tomas Lundquist (+44 20 7986 8962).